March 3, 2020

Gaoyang Liu
Chief Executive Officer
Clancy Corp
2nd Floor, BYD, No. 56, Dongsihuan South Road
Chaoyang District, Beijing, China

       Re: Clancy Corp
           Form 10-K for Fiscal Year Ended July 31, 2019
           Filed November 14, 2019
           File No. 333-213698

Dear Mr. Liu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences